Form 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of February, 2008

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.
(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9ºAndar
São Paulo, SP, Brazil  01317-910
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Material Notice dated February 27, 2008

BRASKEM S.A. Publicly Traded Company CNPJ/MF Nº 42.150.391/0001-70 NIRE 29.300.006.939	PETROLEO BRASILEIRO S.A. Publicly Traded Company CNPJ/MF Nº 33.000.167/0001-01 NIRE 33.300.032.061	ULTRAPAR PARTICIPAÇÕES S.A. Publicly Traded Company CNPJ/MF nº 33.256.439/0001-39 NIRE 35.300.109.724

MATERIAL NOTICE

Braskem S.A. (“Braskem”), Petróleo Brasileiro S.A. – Petrobras (“Petrobras”) and Ultrapar Participações S.A. (“Ultrapar”), hereby announce in accordance with, and for the purposes of  complying with CVM Rule Nº 358/02, that Ultrapar, as a commission agent and in accordance with the Investment Agreement entered into and between Braskem, Petrobras and Ultrapar - as released in the Material Notice dated March 19, 2007- transferred the petrochemical assets of the Ipiranga Group to Braskem and Petrobras.

The petrochemical assets transferred are represented by the shares indirectly owned by Ultrapar at Ipiranga Química S.A. (“IQ”), which was transferred to Braskem and Petrobras, in the proportion of 60% and 40% of the voting and total capital of IQ, respectively.

IQ owns 100% of the voting and the total capital of Ipiranga Petroquímica S.A., which owns 39.2% of the voting and the total capital of Copesul – Companhia Petroquímica do Sul.

São Paulo, February 27, 2008.

Carlos Fadigas Financial and Investor Relations Officer BRASKEM S.A.	Almir Guilherme Barbassa Financial and Investor Relations Officer PETROLEO BRASILEIRO S.A.	André Covre Financial and Investor Relations Officer ULTRAPAR PARTICIPAÇÕES S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  February 27, 2008
ULTRAPAR HOLDINGS INC.

By:	/s/ André Covre
	Name:	André Covre
	Title:	Chief Financial and Investor Relations Officer

(Material Notice)